Exhibit 12.1

STATEMENT REGARDING CALCULATION OF RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2007	2006	2005	2004	2003

Pre-tax income, as reported	$409,869	$455,277	$204,063	$16,233	$204,792
Equity in earnings of investees[1]	12,985	87,762	19,026	5,205	11,229

Pre-tax income before adjustment for equity in earnings of equity investees	396,884	367,515	185,037	11,028	193,563

Fixed charges:
Interest expense	46,258	41,765	53,078	63,841	37,245
Rentals representing interest	3,558	3,808	3,810	2,893	4,829

Total fixed charges	49,816	45,573	56,888	66,734	42,074

Distributed income of equity investees	5,487	87,670	9,148	7,255	24,444

Pre-tax income before equity in earnings of investees plus fixed charges and distributed income of equity method investees	$452,187	$500,758	$251,073	$85,017	$260,081

Ratio of earnings to fixed charges	9.1x	11.0x	4.4x	1.3x	6.2x

[1]	Equity in earnings of investees is in respect of those investments that are investment companies or similar equity method investees and, as such, are included as part of investment income on the consolidated statements of income.

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